The global eyewear industry is worth a staggering $160 billion dollars, yet it has seen little innovation since the introduction of photochromic lenses in the 1960s.

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Throughout the course of a day, sunlight conditions are constantly changing. Shouldn't your sunglasses be smart enough to keep up?

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That's why we created Dusk.

Dusk are the world's first pair of app-enabled electrochromic tint-changing smart sunglasses. It sounds like a mouthful, but the advantages of Dusk over existing sunglasses are easy to understand.

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Simply put, Dusk are the first sunglasses that allow you to instantly control the tint of the lenses.

No more carrying multiple pairs of glasses and no more struggling to see in changing light conditions.

We believe Dusk are the future of sunglasses.

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We're Ampere, and we make fun, functional tech.

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Since 2019, we have been designing, developing, and manufacturing one-of-a-kind tech products that people love using every day. Every year we have been in business, we have launched a new, innovative, game-changing product.

We have over 50,000 customers from over 100 different countries around the world. And 2022 was a banner year for us with almost 700% year-on-year revenue growth.

　　　Text overlay: 680% year-on-year gross revenue growth

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With the release of Dusk, we are perfectly positioned to disrupt the $6B photochromic eyewear market and the $60B wearables market — and we have our sights set on the entire $160B eyewear industry.

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In 2021, our community helped us bring Dusk to life via a product crowdfunding campaign on Indiegogo.

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Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

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The 2023 Focus Raise is our Series A fundraising round, and it is open to you, our community.

As a market leader in a new and exciting technology, we have an incredible opportunity for growth.

By investing in Ampere, you will have the ability to share in that opportunity.

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At Ampere, we're proud to have a diverse and experienced team.

We're seasoned digital marketers, with a track record of helping businesses raise more than $50 million on product crowdfunding campaigns.

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And we're also electronics experts and product designers, with more than 30 years of combined industry experience.

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We have established partnerships and contracts in place with all our key manufacturing partners.

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We have a strong IP portfolio, including 5 patents issued, 5 patents pending, 7 licensed patents, and 32 trademarks.

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And we have a clear plan for growth and an ambitious product roadmap. A roadmap that starts with the launch of Dusk Rx this summer.

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The number one request we have received from our community is to make a prescription version of Dusk so Dusk Rx is our most anticipated product launch to date.

And, we are just getting started.

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With your support, we plan to use the funds from the Focus Raise to accelerate our growth and capitalize on the foundation we have built over the last four years by,

- Investing in sustainability by making tech products from the latest sustainable plastic alternatives.
- Expanding our presence in wholesale and retail channels, where we have had interest from major retailers like Walmart and Decathlon.
- Growing our team with new hires in the United States
- And investing in the development of next generation glasses including medical and AR applications

And, as an investor, you will have a voice in our company's future direction. So we invite you to join us.

The future is bright for Ampere — so make sure you wear sunglasses.

Disclaimer slide 1 text :

Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a Form C and Offering Memorandum at invest.ampere.shop. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Past performance is not indicative of future performance. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Disclaimer slide 2:

Gross revenue is a financial metric not prepared and presented under generally accepted accounting principles in the United States (GAAP) -- a non-GAAP financial measure, Gross revenue includes items not typically included in revenue under GAAP such as amounts related to discounts and returns. Please review the financial statements of Ampere, LLC for a reconciliation between this measure and our revenue under U.S. GAAP. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with

GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Ampere gross revenue for 2022 was $3,981,572 vs $510,531 for 2021 representing 679.89% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

Ampere gross wholesale/retail revenue for 2022 was $175,206 vs $31,517 for 2021 representing 455.91% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

We note that the discussions with retailers, like Walmart and Decathlon, are just discussions, there is no guarantee that these discussions will lead to any agreements on favorable terms (including in a reasonable timeframe) or any agreement at all.

The global eyewear industry is worth a staggering 160 billion dollars, yet it has seen very little innovation since the introduction of photochromic lenses in the 1960s.

Throughout the course of a day, sunlight conditions are constantly changing. Shouldn't your sunglasses be smart enough to keep up?

Say hello to Dusk and welcome to the future of sunglasses.

Dusk by Ampere are the world's first pair of app-enabled electrochromic tint-changing smart sunglasses. It sounds like a mouthful, but the advantages of Dusk over existing sunglasses are easy to understand.

Simply put, Dusk are the first sunglasses that allow YOU to control the tint of your glasses, instantly.

No more carrying multiple pairs of glasses or struggling to see in changing lighting situations.

Within the next 10 years, we believe that everyone will have converted to this revolutionary technology.
——

We're Ampere, and we make fun, functional tech.

We're proud to have a diverse and experienced team of seasoned digital marketers, with a track record of helping other businesses raise more than $50 million on product crowdfunding campaigns.

And we're also electronics experts and product designers, with more than 30 years of combined industry experience.

We have established partnerships and contracts in place with all our key manufacturing partners.

We have a strong IP portfolio, including 5 patents issued, 5 patents pending, 7 licensed patents, and 32 trademarks.

Since founding in 2019, we've produced a new, innovative, game-changing product every year that we have been in business with almost $7 million in total gross revenue from over 50,000 customers in more than 100 different countries.

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But after launching Dusk, things really took off. Last year, we experienced almost 700% year-on-year revenue growth.

Text overlay: 680% year-on-year gross revenue growth

–

And we are just getting started. As a market leader in a new and exciting technology, we see an incredible opportunity.

–

This summer, we are launching our most anticipated product yet, Dusk Rx.

–

The number one request we've received from our customers is to make a prescription version of Dusk.

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Dusk Rx is a revolutionary product that takes on our game-changing tint-adjustable lenses to the next level.

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In addition to controlling the tint directly on the frame with our new force sensors or through the Ampere app where you can set the exact % tint you want anywhere from 15% up to 60%, Dusk Rx users will be able to set up automatic tint adjustment with InstaOptic — our new patent-pending technology that leverages a built-in light sensor.

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With a clear plan for growth and an ambitious product pipeline, we are perfectly positioned to disrupt the $6B photochromic lens market, the $60B wearables market, and we have our sights set on the $160B eyewear market.

Reid/Chase together

In 2021, our community helped bring Dusk to life via a product crowdfunding campaign.

Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

The 2023 Focus Raise is our Series A fundraising round.

We expect to use the funds to accelerate the development of our revolutionary technology, build on our strong IP, make key hires, and scale our global sales.

By investing in Ampere, you will have the opportunity to share in our potential growth. And as an investor, your feedback will help shape the future of our company.

We are already working on the next generation of Dusk.

Just think about how we can apply our proprietary technology to exciting new use cases like
- C - skiing and snowboarding goggles
- R - blue-light blocking computer glasses
- C - and even more ambitious technology like medical applications and augmented reality

With your help we can develop the products that you want, faster.

The future is bright for Ampere -- so make sure you wear your sunglasses.

Disclaimer slide 1:

> Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a Form C and Offering Memorandum at invest.ampere.shop. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Past performance is not indicative of future performance. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.
>
> Disclaimer slide 2::
>
> Gross revenue is a financial metric not prepared and presented under generally accepted accounting principles in the United States (GAAP) -- a non-GAAP financial measure, Gross revenue includes items not typically included in revenue under GAAP such as amounts related to discounts and returns. Please review the financial statements of Ampere, LLC for a reconciliation between this measure and our revenue under U.S. GAAP. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Ampere gross revenue for 2022 was $3,981,572 vs $510,531 for 2021 representing 679.89% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

Ampere gross wholesale/retail revenue for 2022 was $175,206 vs $31,517 for 2021 representing 455.91% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from

Arian Teo Text Overlays

- I broke my Dusk sunglasses for this video
- Set up: Nikon Z6ii + 14 - 24 mm Z f/2.8
- Lets start our day together
- Remember to wear shades to protect your eyes
- Picking my shades intensity
- Hey Siri, play music
- Heading out
- The suns a little bright
- Changing my shades intensity with Ampere app
- Going for a meeting now
- Ending the day off by catching the sunset
- What a day..time to charge my Dusk glasses
- You can use this as a powerbank too

Beebomco

- This is not a normal pair of sunglasses.
- This looks like a very normal pair of sunglasses, very lightweight, very simple, but these lenses are not normal.
- These are electrochromic lenses and they can change the tint level according to how much you want.
- This little button can change the tint up to four levels and you can see how different they are
- Not cool enough?
- There's more
- Connect with the phone app and now you can custom adjust how much tint you need.
- It is so crazy to see it happening and it's completely customizable as well.
- Pretty cool, right?
- But there's more
- You can connect this to your phone with Bluetooth and you can play music through the sunglasses.
- There are these speakers and they will play songs on your ear and it's kind of fun to use.
- There's the second button for music controls and playback.
- So how to charge this?
- All you have to do is just place the sunglasses in the box to charge them
- Simple as that.
- There are two variants.
- This one has music controls and this cheaper one does not
- Send this video to someone who doesn't go anywhere without the sunglasses and see you tomorrow.
- But there's more, a lot more, full, more, more.
-

Driggsy

- Could this be the future of sunglasses?
- These are Ampere Dusk, a pair of electrochromic smart sunglasses.
- I'm just gonna get this out of the way.
- These are not your average pair of shades
- Inside the box, we get some documentation, extra nose pads, a soft travel case and the glasses themselves which are lightweight and have a matte finish
- The glasses charge via a magnetic Pogo pin charging USB C cable and connect to your phone within seconds
- From the app, you're able to control the tint level from 38% to 4%.
- So you can wear these literally from dawn until dusk.
- The lenses are also polarized to help produce glare.
- These frames come with tiny built-in speakers so you can listen to music or podcasts.
- Now, if I'm being honest, the quality isn't anything to write home about.
- It's definitely not gonna blow you away, but it's certainly a nice feature.
- And lastly on the left arm, there's a button to control four different presets of tint overall, I think these are a sweet concept and super unique.
- What do you think?

Epic luvv

- Epic Amazon Faves.
- OK.
- Look no further.
- I found the sunglasses you need, you can change the lens to four different tint levels with the push of a button.
- They're lightweight, sleek in design and you can take phone calls and listen to your music with them.
- The link will be in my profile.

Epic luvv

- Epic Amazon Faves.
- OK.
- Look no further.
- I found the sunglasses you need, you can change the lens to four different tint levels with the push of a button.
- They're lightweight, sleek in design and you can take phone calls and listen to your music with them.
- The link will be in my profile.

Kyle

- Everyone is freaking out about these sunglasses that I wore in one of my videos.
- Everyone thought these were edited, but these are not edited.
- This is what they do in real life.
- They're actually called the Dusk sunglasses made by Ampere.
- These are actually the world's first electro chromatic sunglasses.
- I can control the amount of shade I want with this button right here or I can actually control it from an app where I can set custom presets to like shades that I like.
- These are polarized electro chromatic.
- I don't know how they even got those two to work together.
- They also make you look like a spy because you can talk on the phone with them so I can like hear any calls through the speakers right here next to my ears and people can hear me from the microphones that are built into them.
- They're almost like airpods in the way that they work.
- You can get this charging case for them
- As soon as you take them out of the charging case, they connect to your phone and I think they nailed exactly what smart sunglasses should be.

Simplysalfinds

- Random Amazon that just slap
- These look like regular sunglasses, but they actually let you instantly change the tint when you want with the frame or in the app,
- The lenses are polarized.
- It's super lightweight.
- You can listen to music for up to five hours.
- It calls while you walk.
- And the best part is I can take a nap while pretending to listen.

Zenosjake

- It's time for another Tiktok Unbox
- Today I got something a little special.
- These are the dusk sunglasses by Ampere
- The packaging is really nice and it comes with this card to test the polarized lenses and extra nose pads for the perfect fit
- Here they are, my brand new sunglasses.
- They're pretty light.
- They come with the charging cable and everything feels high quality.
- Let's get these charged up and see what they can do.
- There's two buttons on the glasses that control the functions.
- The right is for music control which plays out of these speaker ports.
- The left is for tint control.
- That's right, these glasses can change how dark they get at the touch of a button.
- This is so cool. I'm kind of mind blown right now.
- I'm having so much fun with these and can't wait to try them in different environments.